UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-32001

Aptose Biosciences Inc.

(Translation of registrant’s name into English)

251 Consumers Road, Suite 1105

Toronto, Ontario M2J 4R3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference (i) as an Exhibit to the Registration Statement on Form F-10 of Aptose Biosciences Inc. (File No. 333-222909) and (ii) into the registration statement on Form F-3 of Aptose Biosciences Inc. (File No. 333-221783) and the prospectus included therein.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated June 21, 2018

99.2*	License Agreement, dated as of June 13, 2018, between Aptose Biosciences Inc. and CrystalGenomics, Inc.

*	Confidential treatment has been requested as to portions of this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: June 22, 2018	By:	/s/ Gregory Chow
	Name:	Gregory Chow
	Title:	Senior Vice President and Chief Financial Officer

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